Exhibit 21.1

Subsidiaries of the Registrant

Bank of Hampton Roads, a Virginia corporation, is a wholly owned subsidiary of Hampton Roads Bankshares, Inc.

(1)	Bank of Hampton Roads Service Corporation, a Virginia corporation, is a wholly owned subsidiary of Bank of Hampton Roads.

Hampton Roads Bankshares, Inc. owns a 10% interest in Tidewater Home Funding, LLC which was organized in Virginia.

Hampton Roads Bankshares, Inc. owns an 8% interest in Davenport Financial Fund, LLC which was organized in Virginia.

Hampton Roads Bankshares, Inc. owns a 4.12% interest in Bankers Investment Group, LLC which was organized in Virginia.

Hampton Roads Investments, Inc., a Virginia corporation, is a wholly owned subsidiary of Hampton Roads Bankshares, Inc.

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